Derek Dostal +1 212 450 4322 derek.dostal@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

August 1, 2025

Re: Bain Capital GSS Investment Corp.

  Draft Registration Statement on Form S-1

  Submitted June 13, 2025

  CIK No. 0002064355

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Benjamin Holt

Pamela Long

Frank Knapp

Jennifer Monick

Ladies and Gentlemen:

On behalf of our client, Bain Capital GSS Investment Corp. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated July 10, 2025 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting an amendment to the Draft Registration Statement together with this response letter. The Draft Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Draft Registration Statement.

Draft Registration Statement on Form S-1 submitted June 13, 2025

Summary

Our Sponsor, page 2

1.

We note your disclosure that your Sponsor is an affiliate of BCSS, which is an affiliate of Bain Capital, and that you discuss the investment strategies of each. Please revise disclosure here and on page 120 to identify the controlling persons of your sponsor and disclose the persons who have direct and indirect material interests in your sponsor and the nature and amount of their interests. Please also clarify what material roles and responsibilities BCS and Bain have in directing and managing your activities, and address their experience in organizing special purpose acquisition companies and the extent to which they are involved in other special purpose acquisition companies. See Item 1603(a)(3),(4), and (7) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 2, 3, 17, 87, 120, 133 and 168 of the Draft Registration Statement to address the Staff’s comment. The governance of the SPAC’s sponsor LLC vehicle is still being determined, and the Company will update the Draft Registration Statement before effectiveness to reflect the final governance arrangements (if necessary) and otherwise ensure the Staff’s comment has been addressed.

Compensation of Sponsor, Sponsor’s Affiliates and Directors and Officers, page 15

2.

Please revise your tabular disclosures to include the repayment of up to $300,000 in loans made to you by your sponsor, the consideration given for the private placement units, and the founder shares transferred to each of your two independent director nominees prior to this offering. Please also disclose that additional shares may be issued for no additional consideration to the sponsor, affiliates or promoters in the event of an increase in the size of the offering and upon conversion at the time of an initial business combination, in each case in order to maintain a founder share interest of 20%. Make similar disclosure on the cover page, and to the extent you have not already done so, disclose whether and the extent to which such securities issuances may result in a material dilution of the purchasers’ equity interests. See Items 1602(a)(3) and 1602(b)(6) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page and on pages 8, 16 and 132 of the Draft Registration Statement to address the Staff’s comment.

The Offering

Founder shares, page 26

3.

Please revise, here or elsewhere in the Summary or The Offering sections as appropriate, to disclose, if true, that as long as the sponsor holds founder shares or private placement units, it will be entitled to nominate three individuals for appointment to your board of directors upon and following consummation of an initial business combination, as you discuss on page 162 and elsewhere.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 28, 85, 163, 174, 176 and 207 of the Draft Registration Statement to address the Staff’s comment.

Founder shares conversion and anti-dilution rights, page 30

4.

Please revise, here and else where as appropriate, to clarify whether any redemptions of Class A ordinary shares prior to or in connection with an initial business combination will be subtracted in the calculation of the anti-dilution adjustment.

Response:	The Company respectfully advises the Staff that redemptions will not be subtracted in the calculation of the 20% anti-dilution adjustments, and has included disclosure to this effect.

Please do not hesitate to contact me at (212) 450-4322 or derek.dostal@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Derek Dostal
Derek Dostal

cc	Angelo Rufino, Chief Executive Officer, Bain Capital GSS Investment Corp

Jenelle DeVits, Associate General Counsel, North America Special Situations, Bain Capital

Christian O. Nagler, Kirkland & Ellis LLP